December 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

Attention: Ibolya Ignat

Daniel Gordon

Re:    CORCEPT THERAPEUTICS INC

Form 10-K for the fiscal year ended June 30, 2019

Filed February 24, 2020

Form 10-Q for the fiscal quarter ended September 30, 2020

Filed November 3, 2020

File No. 000-50679

Dear Ms. Ignat and Mr. Gordon,

Corcept Therapeutics Incorporated (the “Company”) is submitting this letter in response to a written comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 10, 2020 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the Commission on February 24, 2020 (the “2019 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, as filed with the Commission on November 3, 2020 (the “2020 Form 10-Q”).

For convenience, the Staff’s comment is reproduced below, and the Company’s corresponding response follows accordingly.

Form 10-Q filed November 3, 2020

Item 4. Controls and Procedures, page 20

1.

We note your statement that your disclosure controls and procedures provide a reasonable level of assurance that the information required to be disclosed in your Quarterly Reports on Form 10-Q was communicated to management, so as to allow timely decisions regarding required disclosure. In future Form 10-Q filings please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

Response: The Company respectfully acknowledges the Staff’s comment and in future Form 10-K and Form 10-Q filings will state clearly, if true, that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

The Company’s proposed subsequent disclosure is as follows:

As of [the end of the period covered by this report], our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of [the end of the period covered by this report], our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the officers who certify our financial reports and to the members of the Company’s senior management and board of directors as appropriate to allow timely decisions regarding required disclosure at the reasonable assurance level.

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If you have any questions or require additional information, please do not hesitate to contact the undersigned at (650) 688-8783.

Sincerely,

/s/ G. Charles Robb
G. Charles Robb
Chief Financial Officer and Secretary
Corcept Therapeutics Incorporated

cc:	Joseph K. Belanoff, M.D., Chief Executive Officer, Corcept Therapeutics Incorporated
Gary Francesconi, Vice President, Legal, Corcept Therapeutics Incorporated
Alan C. Mendelson, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP

149 Commonwealth Drive. Menlo Park, CA 94025 . Tel 650.327.3270. Fax 650.327.3218